UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NeoMedia Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2201 Second Street, Suite 600
Address of Principal Executive Office (Street and Number)

Ft. Myers, FL 33901
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During 2006, NeoMedia Technologies, Inc. (the “Company”) entered into multiple complex transactions, including (i) five material acquisitions, (ii) divestiture of two subsidiaries, and (iii) three separate convertible financing arrangements, which included two stock warrant repricing scenarios. In addition, the Company is no longer deemed a small business issuer and became an accelerated filer. As a result, the Company requires additional time to complete its audit for its fiscal year ended December 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David A. Dodge	239	337-3434
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

It is anticipated that there will be significant changes in the results of operations for the fiscal year ended December 31, 2006, as compared with the prior fiscal year ended December 31, 2005. Significant accounting events include (but are not limited to) (i) additional net sales and operating expenses resulting from the acquisition of five subsidiaries during the first quarter of 2006, (ii) accounting implications of the convertible financings and related derivative accounting issues, (iii) accounting implications of the disposal of the Company’s Mobot, Inc. and Sponge Ltd. businesses during the fourth quarter of 2006, and (iv) a charge of $13,256,000 incurred during the third quarter of 2006 (as reported in the Company’s form 10-Q for the period ended September 30, 2006) to write off deferred equity finance charges associated with a delayed financing. The Company has not finalized the accounting for these items and therefore cannot reasonably estimate the overall impact to the results of operations.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NeoMedia Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ Charles W. Fritz
Date March 16, 2007		Charles W. Fritz
Interim Chief Executive Officer